UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

(Name of Subject Company)

Salix Pharmaceuticals, Ltd.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Salix Pharmaceuticals, Ltd. (the “Company” or “we”) filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware Corporation (“VPI”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company for $158.00 per share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in Offer to Purchase, dated March 4, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Valeant, VPI and Purchaser filed with the SEC on March 4, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. The Amendment is being filed to reflect certain updates as set forth below.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the paragraph in the section entitled “Additional Information – Certain Litigation” as follows:

Following the announcement of the execution of the Merger Agreement, five purported stockholder class actions were filed challenging the proposed transaction. All of the actions were filed in the Delaware Court of Chancery: Feinstein v. Valeant Pharmaceuticals International, Inc., et al., C.A. No. 10721 (filed February 25, 2015), Garcia v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10728 (filed February 27, 2015), Gonsalves v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10737 (filed March 2, 2015), Lindgren v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10748 (filed March 4, 2015) and Zhang v. Salix Pharmaceuticals, Ltd., et al., C.A. No. 10760 (filed March 6, 2015). The Feinstein complaint names the Board, Valeant, VPI and Purchaser as defendants, and the Garcia, Gonsalves, Lindgren and Zhang complaints name the Board, Valeant, VPI, Purchaser and the Company as defendants. The complaints allege generally that the members of the Board breached their fiduciary duties to stockholders and that the other defendants aided and abetted such breaches, by seeking to sell the Company for inadequate consideration and agreeing to allegedly preclusive deal protections. All five complaints seek, among other things, injunctive relief, including enjoining the proposed transaction, rescission or rescissory damages, and unspecified attorneys’ and other fees and costs. We intend to vigorously defend against such claims.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description of Document

(a)(17)	Valeant Acquisition Question and Answer Document.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

Dated: March 9, 2015	By:	/s/ WILLIAM BERTRAND, JR.
	Name:	William C. Bertrand, Jr.
	Title:	Acting Chief Operating Officer, Executive Vice President and General Counsel